CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

September 14, 2009

  U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS FEATURED BY CEO CLIPS AIRING ON BNN

Vancouver, BC – September 14, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that CEO Clips is featuring Cream on BNN.

CEO Clips, a series of 1-2 minute corporate profiles on Canadian companies, will feature Cream Minerals on BNN from September 14 to September 20 and September 21 to September 27.  The CEO Clip can also be viewed online by clicking here.  In addition, it will be posted on Yahoo Finance Canada, www.stockhouse.ca and MSN Finance as well as www.ceoclips.com.

About BNN: Business News Network (BNN) is Canada's only all business specialty channel with real time coverage of global market activity from a Canadian perspective.

About Cream Minerals: Cream Minerals is primarily a silver-gold exploration and development company with properties in Canada and Mexico.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State Mexico. To learn more about Cream Minerals recent option agreement with Roca Mines Inc. or view a summary of the most recent NI 43-101 Mineral Resource estimate please click here www.creamminerals.com

For further information, please contact:

Frank A. Lang

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.